Exhibit 99.1

Melco Announces Unaudited Second Quarter 2021 Earnings

MACAU, July 27, 2021 (GLOBE NEWSWIRE) — Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner, and operator of integrated resort facilities in Asia and Europe, today reported its unaudited financial results for the second quarter of 2021.

Total operating revenues for the second quarter of 2021 were US$566.4 million, representing an increase of approximately 222% from US$175.9 million for the comparable period in 2020. The increase in total operating revenues was primarily attributable to an improved performance in all gaming segments and non-gaming operations as a result of a year-over-year increase in inbound tourism in Macau.

Operating loss for the second quarter of 2021 was US$128.1 million, compared with operating loss of US$370.8 million in the second quarter of 2020.

Melco generated Adjusted Property EBITDA(1) of US$79.1 million in the second quarter of 2021, compared with negative Adjusted Property EBITDA of US$156.3 million in the second quarter of 2020.

Net loss attributable to Melco Resorts & Entertainment Limited for the second quarter of 2021 was US$185.7 million, or US$0.39 per ADS, compared with net loss attributable to Melco Resorts & Entertainment Limited of US$368.1 million, or US$0.77 per ADS, in the second quarter of 2020. The net loss attributable to noncontrolling interests was US$34.8 million and US$58.7 million during the second quarters of 2021 and 2020, respectively, all of which were related to Studio City, City of Dreams Manila and the Cyprus Operations.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “We are pleased to see a progressive recovery in business levels during the second quarter of 2021 in our integrated resorts, despite the challenges that we have faced as a result of the COVID-19 pandemic and related travel restrictions. Mass and premium mass market players have proven to be the primary drivers of the recovery this quarter and are expected to be going forward as we continue to dedicate our resources toward these segments of the market. We remain optimistic on our Macau market outlook, especially as Macau explores scenarios for more flexible travel with other cities in the Greater Bay Area.

“We applaud the Macau government’s measured approach to reopening the border and schemes to boost the economy and support local jobs. In this regard, we continue to prioritize epidemic prevention measures to keep our colleagues and customers safe, while working collaboratively with small and medium enterprise partners to contribute to Macau’s sustainable development and economic recovery. Through the efforts of the government, we are fortunate that vaccines are readily available. With colleague immunity established as a key company objective to ensure a safe environment for colleagues, guests and the community, Melco is supporting the government’s efforts towards community-wide vaccination. We have earmarked close to MOP 16 million towards a special “Get the Jab” immunity incentive program to encourage our colleagues to become fully vaccinated. To date, almost 65% of our colleagues in Macau and Hong Kong have been vaccinated.

“Melco remains committed to its investment program in Macau and abroad. In Macau, construction on the expansion of Studio City is progressing. In May, the Macau government granted an extension to the development period for the construction of Studio City Phase 2 to December 27, 2022. Studio City Phase 2 will offer approximately 900 additional luxury hotel rooms and suites, one of the world’s largest indoor/outdoor water parks, a Cineplex, fine-dining restaurants and state-of-the-art MICE space. On May 22, 2021, the Studio City Water Park officially opened, welcoming guests to one of the most exciting water adventures in the region. At City of Dreams Macau, our facility upgrade works are ongoing, where we are adding more suites and guestrooms to Morpheus while the Countdown was closed at the end of March 2021 for a full renovation. The newly renovated Nüwa tower re-opened at the end of March 2021.

“In June and July 2021, Melco Resorts Finance and Studio City Finance successfully listed US$2.25 billion, in aggregate, of senior notes on the Chongwa (Macao) Financial Asset Exchange Co., Limited (“MOX”). Melco is committed to supporting the Macau SAR’s plans to diversify the economy and hope that the listing of these bonds will contribute to the development of Macau’s bond market and financial platform. These notes were previously listed on the Singapore exchange and are now dual-listed on both the Singapore and Macau exchanges.

“In Europe, the development of City of Dreams Mediterranean continues, with a target opening in summer 2022. The project, upon completion, will be Europe’s largest integrated resort with approximately 500 luxury hotel rooms, approximately 10,000 square meters of MICE space, an outdoor amphitheater, a family adventure park, and a variety of fine-dining outlets and luxury retail.

“Turning to Japan, we remain committed to bringing a world-leading integrated resort there, and continue to pursue opportunities within the market where we remain actively engaged with our partners. COVID continues to present challenges for the country in terms of process timing and travel, but the development of the integrated resorts industry in Japan has continued to move forward. We remain convinced that Japan represents the best potential new gaming market globally and that the quality of our assets and our focus on the premium segment is a great fit for the country’s tourism development. We remain patient and continue to maintain our disciplined approach with respect to all development activities, including in Japan.

“Our sustainability strategy is a key pillar of our operations. Melco published its 2020 Sustainability Report – Above & Beyond <link> in May. We are proud to highlight our progress made towards carbon neutrality, inspirations to our local community, improvements to supply chain sustainability, and reinforcement of high ethical standards.”

City of Dreams Second Quarter Results

For the quarter ended June 30, 2021, total operating revenues at City of Dreams were US$347.6 million, compared to US$105.4 million in the second quarter of 2020. City of Dreams generated Adjusted EBITDA of US$79.5 million in the second quarter of 2021, compared with negative Adjusted EBITDA of US$70.3 million in the second quarter of 2020. The year-over-year increase in Adjusted EBITDA was primarily a result of better performance in the mass market table games segment and non-gaming operations.

Rolling chip volume was US$4.55 billion for the second quarter of 2021 versus US$2.03 billion in the second quarter of 2020. The rolling chip win rate was 2.74% in the second quarter of 2021 versus 6.13% in the second quarter of 2020. The expected rolling chip win rate range is 2.85%—3.15% .

Mass market table games drop increased to US$806.8 million in the second quarter of 2021, compared with US$41.4 million in the second quarter of 2020. The mass market table games hold percentage was 32.4% in the second quarter of 2021, compared to 31.5% in the second quarter of 2020.

Gaming machine handle for the second quarter of 2021 was US$494.9 million, compared with US$82.5 million in the second quarter of 2020. The gaming machine win rate was 3.0% in the second quarter of 2021 versus 1.8% in the second quarter of 2020.

Total non-gaming revenue at City of Dreams in the second quarter of 2021 was US$52.2 million, compared with US$12.8 million in the second quarter of 2020.

Altira Macau Second Quarter Results

For the quarter ended June 30, 2021, total operating revenues at Altira Macau were US$18.3 million, compared to US$17.0 million in the second quarter of 2020. Altira Macau generated negative Adjusted EBITDA of US$17.3 million in the second quarter of 2021, compared with negative Adjusted EBITDA of US$19.4 million in the second quarter of 2020.

Rolling chip volume was US$857.3 million in the second quarter of 2021 versus US$367.4 million in the second quarter of 2020. The rolling chip win rate was 1.62% in the second quarter of 2021 versus 6.19% in the second quarter of 2020. The expected rolling chip win rate range is 2.85%—3.15% .

In the mass market table games segment, drop was US$43.7 million in the second quarter of 2021 versus US$14.5 million in the second quarter of 2020. The mass market table games hold percentage was 26.9% in the second quarter of 2021, compared with 11.3% in the second quarter of 2020.

Gaming machine handle for the second quarter of 2021 was US$50.2 million, compared with US$43.4 million in the second quarter of 2020. The gaming machine win rate was 4.1% in the second quarter of 2021 versus 3.5% in the second quarter of 2020.

Total non-gaming revenue at Altira Macau in the second quarter of 2021 was US$3.0 million, compared with US$1.4 million in the second quarter of 2020.

Mocha Clubs Second Quarter Results

Total operating revenues from Mocha Clubs were US$24.1 million in the second quarter of 2021, compared to US$23.2 million in the second quarter of 2020. Mocha Clubs generated Adjusted EBITDA of US$5.6 million in the second quarter of 2021, compared with Adjusted EBITDA of US$4.4 million in the same period in 2020.

Gaming machine handle for the second quarter of 2021 was US$551.8 million, compared with US$496.2 million in the second quarter of 2020. The gaming machine win rate was 4.4% in the second quarter of 2021 versus 4.7% in the second quarter of 2020.

Studio City Second Quarter Results

For the quarter ended June 30, 2021, total operating revenues at Studio City were US$104.5 million, compared to US$10.9 million in the second quarter of 2020. Studio City generated negative Adjusted EBITDA of US$1.2 million in the second quarter of 2021, compared with negative Adjusted EBITDA of US$42.3 million in the second quarter of 2020. The year-over-year change in Adjusted EBITDA was primarily a result of better performance in all gaming segments and non-gaming operations.

Studio City’s rolling chip volume was US$386.1 million in the second quarter of 2021 versus US$232.1 million in the second quarter of 2020. The rolling chip win rate was 4.01% in the second quarter of 2021 versus 0.17% in the second quarter of 2020. The expected rolling chip win rate range is 2.85%—3.15% .

Mass market table games drop increased to US$319.7 million in the second quarter of 2021, compared with US$20.1 million in the second quarter of 2020. The mass market table games hold percentage was 25.8% in the second quarter of 2021, compared to 22.2% in the second quarter of 2020.

Gaming machine handle for the second quarter of 2021 was US$299.4 million, compared with US$67.6 million in the second quarter of 2020. The gaming machine win rate was 2.7% in both the second quarters of 2021 and 2020.

Total non-gaming revenue at Studio City in the second quarter of 2021 was US$22.0 million, compared with US$7.6 million in the second quarter of 2020.

City of Dreams Manila Second Quarter Results

For the quarter ended June 30, 2021, total operating revenues at City of Dreams Manila were US$52.7 million, compared to US$7.2 million in the second quarter of 2020. City of Dreams Manila generated Adjusted EBITDA of US$13.3 million in the second quarter of 2021, compared with negative Adjusted EBITDA of US$22.6 million in the comparable period of 2020. The year-over-year increase in Adjusted EBITDA was primarily due to increased business volumes as a result of the shorter government-mandated casino closure period in the second quarter of 2021.

City of Dreams Manila’s rolling chip volume was US$271.7 million in the second quarter of 2021 versus US$147.2 million in the second quarter of 2020. The rolling chip win rate was 5.37% in the second quarter of 2021 versus 3.38% in the second quarter of 2020. The expected rolling chip win rate range is 2.85%—3.15% .

Mass market table games drop increased to US$69.3 million in the second quarter of 2021, compared with US$7.5 million in the second quarter of 2020. The mass market table games hold percentage was 30.2% in the second quarter of 2021, compared to 24.3% in the second quarter of 2020.

Gaming machine handle for the second quarter of 2021 was US$401.0 million, compared with US$30.4 million in the second quarter of 2020. The gaming machine win rate was 5.5% in the second quarter of 2021 versus 6.6% in the second quarter of 2020.

Total non-gaming revenue at City of Dreams Manila in the second quarter of 2021 was US$6.9 million, compared with US$1.4 million in the second quarter of 2020.

Cyprus Operations Second Quarter Results

The Company is licensed to operate a temporary casino, the first casino in the Republic of Cyprus, and four satellite casinos. The temporary casino and three satellite casinos resumed operations in mid-May under limited capacities following government restrictions and guidelines. Upon the completion and opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease.

For the quarter ended June 30, 2021, total operating revenues at Cyprus Casinos were US$10.0 million, compared to US$3.5 million in the second quarter of 2020. Cyprus Casinos generated negative Adjusted EBITDA of US$0.8 million in the second quarter of 2021, compared with negative Adjusted EBITDA of US$6.0 million in the second quarter of 2020.

Rolling chip volume was US$1.5 million and the rolling chip win rate was negative 4.40% in the second quarter of 2021. The expected rolling chip win rate range is 2.85%—3.15% . No rolling chip gross gaming revenue was generated in the second quarter 2020.

Mass market table games drop was US$14.4 million in the second quarter of 2021, compared with US$4.1 million in the second quarter of 2020. The mass market table games hold percentage was 15.6% in the second quarter of 2021, compared to 11.1% in the second quarter of 2020.

Gaming machine handle for the second quarter of 2021 was US$161.0 million, compared with US$57.2 million in the second quarter of 2020. The gaming machine win rate was 4.9% in the second quarter of 2021 versus 5.2% in the second quarter of 2020.

Other Factors Affecting Earnings

Total net non-operating expenses for the second quarter of 2021 were US$92.1 million, which mainly included interest expenses of US$87.1 million, net of amounts capitalized.

Depreciation and amortization costs of US$146.9 million were recorded in the second quarter of 2021, of which US$14.3 million related to the amortization expense for our gaming subconcession and US$5.7 million related to the amortization expense for the land use rights.

The negative Adjusted EBITDA for Studio City for the three months ended June 30, 2021 referred to above was US$8.3 million less than the negative Adjusted EBITDA of Studio City contained in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated July 27, 2021 (the “Studio City earnings release”). The Adjusted EBITDA of Studio City contained in the Studio City earnings release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in this press release does not reflect certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of June 30, 2021 aggregated to US$1.81 billion, including US$298.7 million of bank deposits with original maturities over three months and US$0.4 million of restricted cash. Total debt, net of unamortized deferred financing costs and original issue premiums, was US$6.16 billion at the end of the second quarter of 2021.

Capital expenditures for the second quarter of 2021 were US$153.0 million, which primarily related to various construction projects at City of Dreams, Studio City Phase 2 and City of Dreams Mediterranean.

Recent Developments

The COVID-19 outbreak continues to have a material effect on our operations, financial position, and prospects during the third quarter of 2021.

Our operations in Macau continue to be impacted by travel bans, restrictions, and quarantine requirements imposed by the governments in Macau, Hong Kong and China, despite the nationwide resumption of issuance of Individual Visit Scheme visas by China in September 2020. Such bans, restrictions and requirements have been, and may continue to be, modified by the relevant authorities from time to time as COVID-19 developments unfold. Additionally, health-related precautionary measures remain in place at our properties in Macau, which could continue to impact visitation and customer spending. We have experienced improvements in our business in Macau during the second quarter, especially due to strong visitation during the May Golden Week holidays. Notwithstanding the resurgence of COVID-19 cases in the Guangdong province in June, which led to tightened travel restrictions for Chinese visitors, visitation has normalized in July month to date.

In the Philippines, City of Dreams Manila remained closed from March 29 to April 30, 2021, under the government imposed enhanced community quarantine measures over Metro Manila and adjacent provinces. On May 1, 2021, City of Dreams Manila reopened operations with limited gaming capacity at 50% while hotels could take guests only on a complimentary basis. As of July 26, 2021, gaming capacity has been limited to 40% as part of the government’s further quarantine measures while hotels have been allowed to accept Philippine-resident paying guests under the government’s “staycation” program.

In Cyprus, our casinos were closed from January 1 to May 16, 2021 due to a government mandated lockdown. Our Cyprus casinos resumed operations on May 17, 2021, for the first time in 2021, at limited capacities (which have progressively increased) after the Cyprus government relaxed COVID-19 restrictions.

Construction at both Studio City Phase 2 and City of Dreams Mediterranean has been impacted by the COVID-19 outbreak. The Macau government has granted an extension of the development period from May 31, 2022 to December 27, 2022, and we currently expect to complete construction within the period.

The pace of recovery from COVID-19 related disruptions continues to depend on various future events, such as the successful production, distribution and widespread acceptance of safe and effective vaccines, the development of effective treatments for COVID-19, including for new strains of COVID-19, the duration of travel and visa restrictions as well as customer sentiment and behavior, together with the length of time before customers resume traveling and participating in entertainment and leisure activities at high-density venues and the impact of potential higher unemployment rates, declines in income levels and loss of personal wealth resulting from the COVID-19 outbreak on consumer behavior related to discretionary spending and traveling, all of which remain highly uncertain.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its second quarter 2021 financial results on Tuesday, July 27, 2021 at 8:30 a.m. Eastern Time (or 8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 844 760 0770
US Toll / International	1 347 549 4094
HK Toll	852 3018 8307
HK Toll Free	800 906 613
Japan Toll	81 3 4503 6004
Japan Toll Free	012 092 5482
UK Toll Free	080 0051 4241
Australia Toll	61 290 833 216
Australia Toll Free	1 800 754 642
Philippines Toll Free	1 800 1612 0312

Passcode	3969836

An audio webcast will also be available at http://www.melco-resorts.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll / International	1 646 254 3697
HK Toll	852 3051 2780
HK Toll Free	800 963 117
Japan Toll	81 3 4580 6717
Japan Toll Free	012 095 9034
Philippines Toll Free	1 800 1612 0166

Conference ID	3969836

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation and other non-operating income and expenses. “Adjusted Property EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors.

The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported Adjusted EBITDA and Adjusted Property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income/loss as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of Adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs, development costs, property charges and other, loss on extinguishment of debt and costs associated with debt modification, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income/loss and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), an integrated resort located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company is currently developing City of Dreams Mediterranean (www.cityofdreamsmed.com.cy) in the Republic of Cyprus, which is expected to be the largest and premier integrated destination resort in Europe. The Company is currently operating a temporary casino, the first authorized casino in the Republic of Cyprus, and is licensed to operate four satellite casinos (“Cyprus Casinos”). Upon the opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Robin Yuen

Director, Investor Relations

Tel: +852 2598 3619

Email: robinyuen@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Operating revenues:
Casino	$478,638	$147,584	$912,434	$860,139
Rooms	39,727	7,223	79,407	52,044
Food and beverage	25,444	5,719	51,495	34,662
Entertainment, retail and other	22,631	15,324	42,026	40,180

Total operating revenues	566,440	175,850	1,085,362	987,025

Operating costs and expenses:
Casino	(369,826)	(215,789)	(736,755)	(779,630)
Rooms	(12,839)	(8,383)	(25,678)	(26,324)
Food and beverage	(23,686)	(15,430)	(47,808)	(47,660)
Entertainment, retail and other	(8,294)	(15,213)	(15,998)	(35,537)
General and administrative	(106,230)	(113,932)	(214,390)	(245,229)
Payments to the Philippine Parties	(6,468)	2,771	(17,093)	(4,935)
Pre-opening costs	(1,127)	(226)	(2,124)	(621)
Development costs	(3,812)	(6,372)	(7,331)	(19,802)
Amortization of gaming subconcession	(14,341)	(14,363)	(28,683)	(28,686)
Amortization of land use rights	(5,717)	(5,726)	(11,434)	(11,435)
Depreciation and amortization	(126,889)	(135,085)	(247,929)	(277,318)
Property charges and other	(15,268)	(18,892)	(20,992)	(30,564)

Total operating costs and expenses	(694,497)	(546,640)	(1,376,215)	(1,507,741)

Operating loss	(128,057)	(370,790)	(290,853)	(520,716)

Non-operating income (expenses):
Interest income	1,556	1,153	3,581	2,295
Interest expenses, net of amounts capitalized	(87,067)	(80,269)	(177,709)	(158,424)
Other financing costs	(3,993)	(1,929)	(6,480)	(3,173)
Foreign exchange (losses) gains, net	(3,590)	(2,907)	1,609	(6,218)
Other income (expenses), net	958	27,590	1,631	(151,807)
Loss on extinguishment of debt	—	(1,236)	(28,817)	(1,236)
Costs associated with debt modification	—	(310)	—	(310)

Total non-operating expenses, net	(92,136)	(57,908)	(206,185)	(318,873)

Loss before income tax	(220,193)	(428,698)	(497,038)	(839,589)
Income tax (expense) credit	(327)	1,886	(991)	6,726

Net loss	(220,520)	(426,812)	(498,029)	(832,863)
Net loss attributable to noncontrolling interests	34,835	58,683	79,436	100,686

Net loss attributable to Melco Resorts & Entertainment Limited	$(185,685)	$(368,129)	$(418,593)	$(732,177)

Net loss attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.129)	$(0.257)	$(0.292)	$(0.511)

Diluted	$(0.129)	$(0.257)	$(0.292)	$(0.511)

Net loss attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.387)	$(0.772)	$(0.875)	$(1.533)

Diluted	$(0.387)	$(0.772)	$(0.875)	$(1.533)

Weighted average shares outstanding used in net loss attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,437,822,956	1,430,748,936	1,435,071,657	1,433,255,599

Diluted	1,437,822,956	1,430,748,936	1,435,071,657	1,433,255,599

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	June 30,	December 31,
	2021	2020
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,512,385	$1,755,351
Bank deposits with original maturities over three months	298,666	—
Restricted cash	274	13
Accounts receivable, net	76,849	129,619
Amounts due from affiliated companies	287	765
Inventories	36,675	37,277
Prepaid expenses and other current assets	108,051	85,798
Assets held for sales	3,373	—

Total current assets	2,036,560	2,008,823

Property and equipment, net	5,768,686	5,681,268
Gaming subconcession, net	55,870	84,663
Intangible assets, net	55,500	58,833
Goodwill	82,095	82,203
Long-term prepayments, deposits and other assets	236,158	284,608
Restricted cash	131	406
Deferred tax assets, net	6,593	6,376
Operating lease right-of-use assets	81,930	92,213
Land use rights, net	709,190	721,574

Total assets	$9,032,713	$9,020,967

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$9,671	$9,483
Accrued expenses and other current liabilities	920,353	983,865
Income tax payable	12,548	14,164
Operating lease liabilities, current	26,779	27,066
Finance lease liabilities, current	33,604	80,004
Current portion of long-term debt, net	129	—
Amounts due to affiliated companies	1,491	1,668

Total current liabilities	1,004,575	1,116,250

Long-term debt, net	6,155,577	5,645,391
Other long-term liabilities	37,621	29,213
Deferred tax liabilities, net	46,044	45,952
Operating lease liabilities, non-current	66,743	75,867
Finance lease liabilities, non-current	374,104	270,223

Total liabilities	7,684,664	7,182,896

Shareholders’ equity:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,456,547,942 and 1,456,547,942 shares issued; 1,437,950,665 and 1,430,965,312 shares outstanding, respectively	14,565	14,565
Treasury shares, at cost; 18,597,277 and 25,582,630 shares, respectively	(88,106)	(121,028)
Additional paid-in capital	3,209,461	3,207,312
Accumulated other comprehensive losses	(32,610)	(11,332)
Accumulated losses	(2,405,989)	(1,987,396)

Total Melco Resorts & Entertainment Limited shareholders’ equity	697,321	1,102,121
Noncontrolling interests	650,728	735,950

Total shareholders’ equity	1,348,049	1,838,071

Total liabilities and shareholders’ equity	$9,032,713	$9,020,967

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Loss Attributable to Melco Resorts & Entertainment Limited (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Net loss attributable to Melco Resorts & Entertainment Limited	$(185,685)	$(368,129)	$(418,593)	$(732,177)
Pre-opening costs	1,127	226	2,124	621
Development costs	3,812	6,372	7,331	19,802
Property charges and other	15,268	18,892	20,992	30,564
Loss on extinguishment of debt	—	1,236	28,817	1,236
Costs associated with debt modification	—	310	—	310
Income tax impact on adjustments	(688)	(1,491)	(1,394)	(3,823)
Noncontrolling interests impact on adjustments	(2,296)	(129)	(15,745)	(2,356)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited	$(168,462)	$(342,713)	$(376,468)	$(685,823)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.117)	$(0.240)	$(0.262)	$(0.479)

Diluted	$(0.117)	$(0.240)	$(0.262)	$(0.479)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.351)	$(0.719)	$(0.787)	$(1.436)

Diluted	$(0.351)	$(0.719)	$(0.787)	$(1.436)

Weighted average shares outstanding used in adjusted net loss attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,437,822,956	1,430,748,936	1,435,071,657	1,433,255,599

Diluted	1,437,822,956	1,430,748,936	1,435,071,657	1,433,255,599

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Loss to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30, 2021
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(24,659)	$3,782	$5,097	$(40,021)	$(12,417)	$(4,649)	$(55,190)	$(128,057)
Payments to the Philippine Parties	—	—	—	—	6,468	—	—	6,468
Land rent to Belle Corporation	—	—	—	—	702	—	—	702
Pre-opening costs	—	—	2	490	—	635	—	1,127
Development costs	—	—	—	—	—	—	3,812	3,812
Depreciation and amortization	5,501	1,592	64,116	33,949	16,953	3,174	21,662	146,947
Share-based compensation	133	37	2,052	485	315	43	9,305	12,370
Property charges and other	1,687	171	8,259	3,925	1,229	—	(3)	15,268

Adjusted EBITDA	(17,338)	5,582	79,526	(1,172)	13,250	(797)	(20,414)	58,637
Corporate and Other expenses	—	—	—	—	—	—	20,414	20,414

Adjusted Property EBITDA	$(17,338)	$5,582	$79,526	$(1,172)	$13,250	$(797)	$—	$79,051

	Three Months Ended June 30, 2020
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(25,382)	$2,543	$(141,229)	$(86,621)	$(37,539)	$(9,213)	$(73,349)	$(370,790)
Payments to the Philippine Parties	—	—	—	—	(2,771)	—	—	(2,771)
Land rent to Belle Corporation	—	—	—	—	785	—	—	785
Pre-opening costs	—	—	(50)	28	—	248	—	226
Development costs	—	—	—	—	—	—	6,372	6,372
Depreciation and amortization	5,269	1,833	63,159	43,811	16,354	2,821	21,927	155,174
Share-based compensation	111	36	1,391	539	408	22	9,969	12,476
Property charges and other	564	—	6,387	(99)	203	132	11,705	18,892

Adjusted EBITDA	(19,438)	4,412	(70,342)	(42,342)	(22,560)	(5,990)	(23,376)	(179,636)
Corporate and Other expenses	—	—	—	—	—	—	23,376	23,376

Adjusted Property EBITDA	$(19,438)	$4,412	$(70,342)	$(42,342)	$(22,560)	$(5,990)	$—	$(156,260)

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Loss to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Six Months Ended June 30, 2021
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(59,883)	$3,945	$(16,482)	$(79,362)	$(15,664)	$(14,916)	$(108,491)	$(290,853)
Payments to the Philippine Parties	—	—	—	—	17,093	—	—	17,093
Land rent to Belle Corporation	—	—	—	—	1,507	—	—	1,507
Pre-opening costs	—	—	195	733	—	1,196	—	2,124
Development costs	—	—	—	—	—	—	7,331	7,331
Depreciation and amortization	10,976	3,221	123,394	67,566	33,343	6,381	43,165	288,046
Share-based compensation	253	72	2,910	837	781	112	17,422	22,387
Property charges and other	1,758	188	9,557	3,865	5,602	—	22	20,992

Adjusted EBITDA	(46,896)	7,426	119,574	(6,361)	42,662	(7,227)	(40,551)	68,627
Corporate and Other expenses	—	—	—	—	—	—	40,551	40,551

Adjusted Property EBITDA	$(46,896)	$7,426	$119,574	$(6,361)	$42,662	$(7,227)	$—	$109,178

	Six Months Ended June 30, 2020
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(40,082)	$852	$(148,106)	$(143,731)	$(33,251)	$(9,255)	$(147,143)	$(520,716)
Payments to the Philippine Parties	—	—	—	—	4,935	—	—	4,935
Land rent to Belle Corporation	—	—	—	—	1,562	—	—	1,562
Pre-opening costs	37	—	(50)	56	—	578	—	621
Development costs	—	—	—	—	—	—	19,802	19,802
Depreciation and amortization	10,679	3,609	126,510	86,644	32,820	5,658	51,519	317,439
Share-based compensation	226	5	2,448	932	726	101	16,646	21,084
Property charges and other	636	26	9,808	4,343	203	132	15,416	30,564

Adjusted EBITDA	(28,504)	4,492	(9,390)	(51,756)	6,995	(2,786)	(43,760)	(124,709)
Corporate and Other expenses	—	—	—	—	—	—	43,760	43,760

Adjusted Property EBITDA	$(28,504)	$4,492	$(9,390)	$(51,756)	$6,995	$(2,786)	$—	$(80,949)

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Net loss attributable to Melco Resorts & Entertainment Limited	$(185,685)	$(368,129)	$(418,593)	$(732,177)
Net loss attributable to noncontrolling interests	(34,835)	(58,683)	(79,436)	(100,686)

Net loss	(220,520)	(426,812)	(498,029)	(832,863)
Income tax expense (credit)	327	(1,886)	991	(6,726)
Interest and other non-operating expenses, net	92,136	57,908	206,185	318,873
Property charges and other	15,268	18,892	20,992	30,564
Share-based compensation	12,370	12,476	22,387	21,084
Depreciation and amortization	146,947	155,174	288,046	317,439
Development costs	3,812	6,372	7,331	19,802
Pre-opening costs	1,127	226	2,124	621
Land rent to Belle Corporation	702	785	1,507	1,562
Payments to the Philippine Parties	6,468	(2,771)	17,093	4,935

Adjusted EBITDA	58,637	(179,636)	68,627	(124,709)
Corporate and Other expenses	20,414	23,376	40,551	43,760

Adjusted Property EBITDA	$79,051	$(156,260)	$109,178	$(80,949)

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Room Statistics(3):
Altira Macau
Average daily rate (4)	$105	$165	$113	$176
Occupancy per available room	60%	21%	53%	39%
Revenue per available room (5)	$63	$35	$59	$69
City of Dreams
Average daily rate (4)	$206	$279	$201	$236
Occupancy per available room	63%	6%	60%	28%
Revenue per available room (5)	$129	$18	$121	$66
Studio City
Average daily rate (4)	$121	$160	$121	$139
Occupancy per available room	61%	5%	55%	24%
Revenue per available room (5)	$74	$8	$67	$34
City of Dreams Manila
Average daily rate (4)	$73	$314	$108	$204
Occupancy per available room	63%	26%	67%	85%
Revenue per available room (5)	$46	$81	$72	$174
Other Information(6):
Altira Macau
Average number of table games	102	101	102	94
Average number of gaming machines	115	91	114	114
Table games win per unit per day (7)	$2,765	$2,654	$2,878	$6,881
Gaming machines win per unit per day (8)	$200	$186	$214	$133
City of Dreams
Average number of table games	511	515	510	475
Average number of gaming machines	492	398	500	473
Table games win per unit per day (7)	$8,306	$2,936	$7,761	$8,594
Gaming machines win per unit per day (8)	$331	$40	$349	$268
Studio City
Average number of table games	291	291	291	273
Average number of gaming machines	609	419	606	570
Table games win per unit per day (7)	$3,709	$183	$3,593	$3,086
Gaming machines win per unit per day (8)	$145	$48	$137	$124
City of Dreams Manila
Average number of table games	298	301	296	299
Average number of gaming machines	2,248	2,273	2,197	2,289
Table games win per unit per day (7)	$1,954	$1,506	$2,026	$3,795
Gaming machines win per unit per day (8)	$161	$59	$168	$183
Cyprus Operations
Average number of table games	32	25	32	35
Average number of gaming machines	405	281	405	419
Table games win per unit per day (7)	$1,513	$1,008	$1,513	$1,800
Gaming machines win per unit per day (8)	$433	$594	$433	$423

(3)	Room statistics exclude rooms that were temporarily closed or provided to staff members due to the COVID-19 outbreak
(4)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(5)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(6)	Table games and gaming machines that were not in operation due to government mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded
(7)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(8)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis